*** Exercise Your *Right* to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on April 25, 2018.

ARROW FINANCIAL CORPORATION

Meeting Information	
Meeting Type:	Annual Meeting
For holders as of:	February 26, 2018
Date: April 25, 2018	**Time:** 9:00 a.m. EDT
Location:	Charles R. Wood Theater
	207 Glen Street
	Glens Falls, New York 12801



ARROW Financial Corporation

ARROW FINANCIAL CORPORATION
ATTN: SUZANNA M. BERND
250 GLEN STREET
GLENS FALLS, NY 12801

You are receiving this communication because you hold shares in the company named above.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you online. You may view the proxy materials by visiting *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

E36845-P01029

Before You Vote
How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

NOTICE AND PROXY STATEMENT   FORM 10-K

How to View Online:
Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX XXXX (located on the following page) and visit: *www.proxyvote.com.*

How to Request and Receive a PAPER or E-MAIL Copy:
If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

      1) *ONLINE:*   www.proxyvote.com
      2) *BY TELEPHONE:* 1-800-579-1639
      3) *BY E-MAIL*:*   sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow → XXXX XXXX XXXX XXXX (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before April 11, 2018 to facilitate timely delivery.

How To Vote
Please Choose One of the Following Voting Methods

Vote In Person: Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote Online: To vote now online, go to *www.proxyvote.com.* Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX XXXX (located on the following page) available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

Voting Items

The Board of Directors recommends you vote FOR the following individuals:

1. To elect each of the following four (4) persons as a Class B director for a term of three (3) years, each to serve until his successor has been duly elected and qualified:

   Nominees:

   01) Michael B. Clarke
   02) David G. Kruczlnicki
   03) Thomas J. Murphy
   04) Raymond F. O'Conor

The Board of Directors recommends you vote FOR the following proposals:

2. To ratify the appointment of the independent registered public accounting firm KPMG LLP as the Company's independent auditor for the fiscal year ending December 31, 2018.

3. To approve, on an advisory basis, the Company's executive compensation ("Say on Pay").

E36847-P01029

